Exhibit 4.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
500 – 10355 Jasper Avenue
Edmonton, Alberta
T5J 1Y6

Item 2.	Date of Material Change

November 22, 2018

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued in Canada through the facilities of Canada Newswire and filed on SEDAR on November 22, 2018.

Item 4.	Summary of Material Change

On November 22, 2018, Aurora announced that it had completed its previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated September 8, 2018 (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”), whereby Aurora acquired all of ICC’s issued and outstanding common shares (“ICC Shares”) for a total of 31,904,668 common shares of Aurora (“Aurora Shares”). ICC is now a wholly-owned subsidiary of Aurora.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On November 22, 2018, Aurora announced that the Arrangement had been completed. The Arrangement was approved by ICC’s shareholders at a special meeting of shareholders held on November 6, 2018 (the “Special Meeting”) and by the Supreme Court of British Columbia on November 8, 2018. Pursuant to the terms of the Arrangement Agreement, each former shareholder of ICC received for each ICC share held 0.2161* Aurora common shares, equal to $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange (the “TSX”) during the twenty trading day period ending on the second to last trading day on the TSX immediately prior to the effective date of the Arrangement. A total of 147,605,409 ICC Shares were acquired by Aurora in consideration of 31,904,668 Aurora Shares.

Aurora assumed all of the common share purchase warrants of ICC (“ICC Warrants”), and upon the exercise of such ICC Warrants, the holders will be entitled to receive such number of Aurora Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if the holder had been a registered holder of ICC Shares. Each holder of ICC compensation warrants (“ICC Compensation Options”) will be entitled to receive upon the exercise of such holder’s ICC Compensation Options, i) such number of Aurora Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if the holder had been a registered holder of ICC Shares, and ii) one-half of one ICC Warrant for each ICC Compensation Option exercised by such holder.

Approval by shareholders of Aurora for the Arrangement was not required. The ICC Shares were delisted from the TSX-V as of the close of trading on or about November 27, 2018. ICC will also file an application to cease to be a reporting issuer with the relevant securities regulatory authorities.

Further information regarding the Arrangement is available in the management information circular of ICC dated October 3, 2018 provided to ICC shareholders in connection with the Special Meeting, which is available under ICC’s profile on SEDAR at www.sedar.com. The Arrangement Agreement has been filed on SEDAR under the profiles of each of Aurora and ICC.

* Former ICC Shareholders received 0.216148453496238 Aurora Shares for each ICC Share held.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer
(604) 362-5207

Item 9.	Date of Report

November 28, 2018